Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces Engagement of Independent Trading Group to Provide Market-Making Services

Vancouver, B.C. Canada, July 31, 2025 – Kidoz Inc. (TSXV:KDOZ, OTCQB:KDOZF) (“Kidoz” or the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net) is pleased to announce that it has engaged the services of Independent Trading Group (“ITG”) pursuant to a market-making services agreement dated July 30, 2025 between the Company and ITG (the “Agreement”).

ITG is an independent Canadian Investment Regulatory Organization (CIRO) dealer-member and trading firm based in Toronto, Ontario. ITG will provide the Company with market-making services in accordance with the TSX Venture Exchange (“TSXV”), CSE, and Cboe Canada policies. ITG will trade shares of the Company on these and all other trading venues with the objective of maintaining a reasonable market and improving the liquidity of the Company’s common shares.

As our market-maker ITG will provide continuous buy and sell quotes for our shares with the aim of creating a more liquid and stable trading environment. It is anticipated that this will assist investors in trading more efficiently and ultimately benefiting the Company and its shareholders through improved price discovery, trading capacity, and reduced volatility.

Under the Agreement ITG will receive a monthly compensation of CAD$7,500 payable by the Company in advance. The Agreement is for an initial term of one month and will automatically renew for additional one-month terms until terminated by either party with 30 days’ notice. The Agreement does not contain any performance factors and ITG will not receive any shares or options as compensation. No indirect compensation is provided under the Agreement. ITG and the Company are unrelated and unaffiliated entities operating at arm’s length and as at the time of the Agreement neither ITG nor its principals have an interest, directly or indirectly, in the securities of the Company.

“We are excited about this new relationship with ITG” stated Jason Williams, the Companies CEO. “This is another key strategic step as we seek to position the company for growth and to achieve positive outcomes for our shareholders. With ITG’s extensive experience in market making, combined with our recently announced commencement of trading on the OTCQB Venture Market in the United States, management believes that this will result in an increase in interest by investors who are seeking to align with an innovative and growth-oriented technology company like Kidoz.”

“We’re thrilled to support Kidoz in expanding their market presence and visibility,” said Jeff Gamble, Managing Director, Issuer Services at ITG “and we’re confident that our expertise will help attract new investors to this innovative tech company.”

For full details of the Company’s operations, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Independent Trading Group

Independent Trading Group (ITG) Inc. is a Toronto based CIRO dealer-member that specializes in market making, liquidity provision, agency execution, ultra-low latency connectivity, and bespoke algorithmic trading solutions. Established in 1992, with a focus on market structure, execution and trading, ITG has leveraged its own proprietary technology to deliver high quality liquidity provision and execution services to a broad array of public issuers and institutional investors.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Kidoz also operates Prado, its wholly owned over-13 division. Through its proprietary Kidoz / Prado SDK’s, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising enabling scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Kidoz / Prado platform helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.